Oncolytics Biotech® to Participate in a Fireside Chat at Canaccord Genuity’s 43rd Annual Growth Conference

SAN DIEGO, CA and CALGARY, AB, August 4, 2023 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC) today announced that Chief Executive Officer Dr. Matt Coffey will participate in a fireside chat at Canaccord Genuity’s 43rd Annual Growth Conference, which is taking place August 7-10, 2023 at the InterContinental Boston in Boston, MA. Additional details on the fireside chat can be found below.

Date: Thursday, August 10, 2023
Time: 12:00 p.m. ET
Location: InterContinental Boston, Abigail Adams C Room
Webcast Link: Available by clicking here

Company management will also be participating in one-on-one investor meetings at the conference. To schedule a meeting, please submit a request on the conference website, contact your Canaccord representative, or email jpatton@oncolytics.ca.

A live webcast of the Company’s presentation will also be available on the Investor Relations page of Oncolytics’ website (LINK) and will be archived for three months.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. This compound induces anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with multiple approved oncology treatments. Oncolytics is currently conducting and planning combination clinical trials with pelareorep in solid and hematological malignancies as it advances towards registrational studies in metastatic breast cancer and pancreatic cancer. For further information, please visit: www.oncolyticsbiotech.com.

Company Contact Jon Patton Director of IR & Communication +1-858-886-7813 jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com